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                             October 17, 2023

       Wolfgang Ruecker
       Chief Executive Officer
       Miami Breeze Car Care Inc.
       848 Brickell Ave, PH 5
       Miami, FL 33131

                                                        Re: Miami Breeze Car
Care Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 5,
2023
                                                            File No. 333-266854

       Dear Wolfgang Ruecker:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 6, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed October 5,
2023

       Certain Relationships and Related Transactions, page 28

   1. Please ensure that you provide all information required by Item 404 of Regulation S-K.
                                                        Note that as a smaller
reporting company you are subject to the expanded disclosure requirements in Item
404(d). For example, please provide the related party involved in the marketing consulting
agreement discussed on page 28. In addition, please include your
                                                        Brand Ambassador
agreement with RN Consulting discussed on page 25.
 Wolfgang Ruecker
FirstName LastNameWolfgang    Ruecker
Miami Breeze  Car Care Inc.
Comapany
October 17,NameMiami
            2023       Breeze Car Care Inc.
October
Page 2 17, 2023 Page 2
FirstName LastName
General

2. Please ensure consistent disclosure regarding the offering amount in your resale prospectus. In this regard, we note that the number of shares offered by the selling stockholders, as indicated under the column "Calculation of Registration Fee," and in the legality opinion filed as exhibit 5.1 does not appear to total the 5,471,966 shares of common stock indicated in the heading on the cover page of the resale prospectus.
       Please contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Franklin Ogele, Esq.